May 8, 2025

Paul Mann
Executive Chairman and Chief Executive Officer
ASP Isotopes Inc.
601 Pennsylvania Avenue NW
South Building, Suite 900
Washington, D.C. 20004

       Re: ASP Isotopes Inc.
           Registration Statement on Form S-3
           Filed April 30, 2025
           File No. 333-286860
Dear Paul Mann:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Donald Ainscow, Esq